SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 5)(1)

                              Nathan's Famous, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    632347100
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                                 (CUSIP Number)

                                                Joel M. Handel, Esq.
                                               Baer Marks & Upham LLP
           Kenneth S. Hackel                      805 Third Avenue
             P.O. Box 726                     New York, New York 10022
       Alpine, New Jersey 07620                    (212) 702-5700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 24, 1999
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 632347100              SCHEDULE 13D                  Page 2 of 4 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Kenneth S. Hackel
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

                                   See Item 3
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States
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                  7     SOLE VOTING POWER

                        748,900
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               748,900
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     748,900
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      10.6%
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14    TYPE OF REPORTING PERSON*

                                       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 632347100              SCHEDULE 13D                  Page 3 of 4 Pages
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Item 1 Security and Issuer

      This Amendment No. 5 to the original statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Nathan's Famous, Inc., a Delaware corporation ("Nathan's" or the "Company"). The address of the principal executive office of the Company is 1400 Old Country Road, Westbury, New York 11590.

Item 2 Identity and Background

      The information in Item 2 has not changed.

Item 3 Source and Amount of Funds or Other Consideration

      The information previously reported in Item 3 is hereby amended by adding the following after the existing information:

      During October and November 1999, the Reporting Person paid an aggregate of $212,968.75, net of commissions and fees, for 63,600 shares of Common Stock in a series of open-market purchases, as reported in Item 5 herein. The Reporting Person used personal funds to purchase the shares of Common Stock.

Item 4 Purpose of Transaction

      The information in Item 4 has not changed:

Item 5 Interest in Securities of the Issuer

      The Reporting Person beneficially owns 748,900 shares (which number includes 11,000 shares issuable upon the exercise of options which may be exercised within 60 days of the date hereof), or 10.6%, of the Company's outstanding stock.

      The number of shares over which the Reporting Person has:

            (i)   sole power to vote or direct the vote: 748,9001
            (ii)  shared power to vote or direct the vote: 0
            (iii) sole power to dispose or direct the disposition of: 748,900(1)
            (iv)  shared power to dispose or direct the disposition of:  0

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      (1) Includes 11,000 shares issuable upon the exercise of options which may be exercised within 60 days of the date hereof.

      The following transactions were effected during the past sixty days:

      DATE        TRANSACTION      NUMBER OF SHARES    PRICE PER SHARE
      ----        -----------      ----------------    ---------------
      10/21/99      Purchase            6,700                 3.375
      11/2/99       Purchase           13,000                 3.3125
      11/4/99       Purchase           20,000                 3.375
      11/19/99      Purchase           10,000                 3.375
      11/19/99        Sale              7,900 warrants        0.59375
      11/22/99      Purchase            2,000                 3.3125
      11/23/99      Purchase           10,000                 3.3125
      11/24/99      Purchase            1,900                 3.3125

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CUSIP No. 632347100              SCHEDULE 13D                  Page 4 of 4 Pages
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Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

None.

Item 7 Material to be filed as Exhibits

None.

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify the information set forth in this Amendment is true, complete and correct.

Dated: November 30, 1999

                                                    /s/ KENNETH S. HACKEL
                                                   -----------------------
                                                      Kenneth S. Hackel